UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ASANA, INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

04342Y104

(CUSIP Number)

Eleanor Lacey

c/o Asana, Inc.

633 Folsom Street, Suite 100

San Francisco, CA 94107

Telephone: (415) 525-3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04342Y104

1.	Name of Reporting Persons Dustin A. Moskovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 93,376,817(1)(2)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 110,929,028(4)
	10.	Shared Dispositive Power 1,720,916(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,649,944(2)(3)(4)(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (3)(5)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 19,839,676 shares of Class A Common Stock held of record by Mr. Moskovitz, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock held of record by Mr. Moskovitz, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, and (vii) 1,178,424 shares of Class B Common Stock held of record by the Justin Rosenstein Trust 2. Mr. Moskovitz is the trustee of the Justin Rosenstein Trust and the Justin Rosenstein Trust 2 and may be deemed to have voting power and dispositive power over the shares held by these trusts. Does not include 19,273,127 shares of Class A Common Stock held of record by Mr. Moskovitz, over which the Issuer holds an irrevocable proxy pursuant to a purchase agreement as described in Item 6 below.

(2)

Includes 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which Mr. Moskovitz holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 below. Mr. Moskovitz and his spouse serve as directors on the board of Good Ventures Foundation and may be deemed to have shared dispositive power with respect to the shares held of record by the charitable foundation.

(3)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(4)

Includes (i) 39,112,803 shares of Class A Common Stock held of record by Mr. Moskovitz, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock held of record by Mr. Moskovitz, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, and (vii) 1,178,424 shares of Class B Common Stock held of record by the Justin Rosenstein Trust 2. Mr. Moskovitz is the trustee of the Justin Rosenstein Trust and the Justin Rosenstein Trust 2 and may be deemed to have voting power and dispositive power over the shares held by these trusts.

(5)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 125,555,489 shares of Class A Common Stock issued and outstanding as of September 7, 2022 as reported by the Issuer to the Reporting Person.

Explanatory Note

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by Dustin A. Moskovitz with the Securities and Exchange Commission on February 14, 2022 (the “Original Filing”), as amended by the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on March 7, 2022 (“Amendment No. 1”). This Amendment is being filed By Dustin A. Moskovitz pursuant to Rule 13d-2(a) of the Act to report a material change to Mr. Moskovitz’s beneficial ownership since the filing of Amendment No. 1. Information contained in the Original Filing and Amendment No. 1 remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to the following:

Open-Market Purchases

The shares of Class A Common Stock acquired by the Reporting Person at any time following the date that is 60 days prior to June 11, 2021 (the “Trigger Acquisition Date”) and through the date of this filing (except for the shares acquired in connection with the conversion of certain senior mandatory convertible promissory notes and shares acquired in connection with the Private Placement, each as detailed below) were acquired in the open market pursuant to 10b5-1 trading plans. The aggregate price for all shares of Class A Common Stock acquired by the Reporting Person on and since the Trigger Acquisition Date pursuant to 10b5-1 trading plans was $1,188,809,342.03, paid using the Reporting Person’s personal funds. The aggregate price for all shares of Class A Common Stock acquired by Good Ventures Foundation on and since the Trigger Acquisition Date pursuant to 10b5-1 trading plans was $69,253.335.80, paid using its working capital.

Conversion of Senior Mandatory Convertible Promissory Notes

The Issuer previously issued two unsecured mandatory convertible promissory notes for an aggregate principal amount of $450.0 million (the “2020 Notes”) to the Dustin Moskovitz Trust. On July 1, 2021, pursuant to the terms of the 2020 Notes, upon meeting the closing trading price criteria for optional conversion by the Issuer, the Issuer delivered to the Reporting Person notices of conversion pursuant to which the Issuer elected to convert all remaining amounts outstanding under the 2020 Notes into shares of the Issuer’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), for the issuance of an aggregate of 17,012,822 shares of Class B Common Stock to the Dustin Moskovitz Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder.

Voting Agreement

On August 13, 2021, the Reporting Person entered into the Voting Agreement, as further described herein, pursuant to which he acquired sole voting power with respect to 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. The Reporting Person and his spouse serve as directors on the board of Good Ventures Foundation and prior to the Voting Agreement may have been deemed to have shared voting power with respect to the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation.

Private Placement

On September 7, 2022, the Reporting Person acquired 19,273,127 shares of Class A Common Stock (the “Private Placement Shares”) at a price of $18.16 per share via a private placement offering (the “Private Placement”) with the Issuer. The aggregate price for all shares of Class A Common Stock acquired in the Private Placement was $349,999,986.32, paid using the Reporting Person’s personal funds. As further described in Item 6 below, the Reporting Person granted the Issuer an irrevocable proxy over the Private Placement Shares and does not retain voting power with respect to the Private Placement Shares.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a)-(e) of Item 5 are amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person is the beneficial owner of 112,649,944 shares of Class A Common Stock of the issuer (the “Shares”), constituting approximately 58.3% of the outstanding shares of Class A Common Stock of the Issuer.

(b) As of the date hereof, the Reporting Person has sole voting power with respect to 93,376,817 of the Shares, sole dispositive power with respect to 110,929,028 of the Shares, and may be deemed to have shared dispositive power with respect to 1,720,916 of the Shares.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A or Class B Common Stock of the Issuer.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule 13D is filed.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

In connection with the Private Placement, the Reporting Person and the Issuer entered into a Share Purchase Agreement (the “Purchase Agreement”) on September 6, 2022, pursuant to which the Reporting Person agreed that, among other things, without (x) the approval of a special committee of independent members of the Issuer’s board of directors and (y) the affirmative vote of a majority of the voting power of the outstanding shares of the Issuer’s Common Stock not beneficially owned by the Reporting Person or any of his affiliates, the Reporting Person will not (1) transfer any shares of the Issuer’s capital stock that would result in a third party owning more than 50% of the voting power of the outstanding shares of the Issuer’s capital stock (subject to certain exceptions described in the Purchase Agreement), (2) offer to acquire or acquire, by merger, tender offer or otherwise, all of the outstanding shares of capital stock of the Issuer not beneficially owned by the Reporting Person and his affiliates, and (3) acquire beneficial ownership of 90% or more of the Common Stock of the Issuer. The Reporting Person has granted an irrevocable proxy to the Issuer to vote all of the Reporting Person’s shares and any shares held by controlled affiliates of the Reporting Person acquired on or after the date of the Purchase Agreement, in a manner that will reflect the voting results of all other shares of Common Stock over which the Reporting Person or any affiliates thereof do not have sole or shared voting power. References to and descriptions of the covenants and irrevocable proxy listed in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Share Purchase Agreement, dated September 6, 2022, by and between Asana, Inc. and the purchaser named therein (incorporated herein by reference to Exhibit 10.1 in Asana, Inc.’s Current Report on Form 8-K, as filed with the SEC on September 7, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 16, 2022	/s/ Dustin A. Moskovitz
Dustin A. Moskovitz